December 2, 2009

SUBMITTED VIA EDGAR AND U.S. MAIL

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Ikanos Communications, Inc.

Definitive Proxy Statement Filed on April 14, 2009

Dear Ms. Plowgian:

This letter is to confirm that Ikanos Communications, Inc. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission a letter dated November 17, 2009, providing further comments on the above-referenced SEC filing by the Company. The Company will respond to comments on the above referenced Annual Meeting Proxy on Form 14D on or prior to December 7, 2009.

Very truly yours,

/s/ Noah D. Mesel
Noah D. Mesel
Vice President & General Counsel

cc:	Larry Spirgel, Assistant Director, Div. of Corp. Finance.